THIRD AMENDMENT TO

SUB-ADVISORY AGREEMENT

This Third Amendment dated as of October 1, 2023 (the “Amendment”) to the Sub-Advisory Agreement dated March 1, 2021 (the “Agreement”), is between Lincoln Financial Investments Corporation, a Tennessee corporation (the “Adviser”), and Milliman Financial Risk Management LLC, a Delaware limited liability company (the “Sub-Adviser”).

WHEREAS, the Adviser currently serves as the investment adviser to the Funds listed on Schedule A of the Agreement; and

WHEREAS, Schedule A has been amended to reflect the current list of Funds for which the Sub- Advisor serves as sub-adviser.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Agreement is amended as follows:

1.	Schedule A shall be deleted and replaced in its entirety with the attached Schedule A.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

3.	This Agreement may be executed in two or more counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their duly authorized officers, as of the day and year first above written.

Lincoln Financial Investments Corporation		Milliman Financial Risk Management LLC

By:	/s/ Benjamin A. Richer	By:	/s/ Adam Schenck
Name:	Benjamin A. Richer	Name:	Adam Schenck
Title:	Senior Vice President	Title:	Head of Fund Services

SCHEDULE A

Funds and Fee Schedules

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

Fund	Fees payable on net assets of the Managed Portion	Effective Date
Lincoln Hedged S&P 500 Conservative Fund		August 20, 2021
Lincoln Hedged S&P 500 Fund		August 20, 2021
Lincoln S&P 500 Buffer Fund Feb		February 18, 2022
Lincoln S&P 500 Ultra Buffer Fund Feb		February 18, 2022
Lincoln S&P 500 Buffer Fund May	Redacted	May 21, 2021
Lincoln S&P 500 Ultra Buffer Fund May		May 21, 2021
Lincoln S&P 500 Buffer Fund Nov		November 19, 2021
Lincoln S&P 500 Ultra Buffer Fund Nov		November 19, 2021
Lincoln Nasdaq-100 Buffer Fund Mar		March 18, 2022
Lincoln Nasdaq-100 Buffer Fund Jun		June 18, 2021
Lincoln Nasdaq-100 Buffer Fund Sep		September 17, 2021
Lincoln Nasdaq-100 Buffer Fund Dec		December 17, 2021
Lincoln Opportunistic Hedged Equity Fund	Redacted	November 15, 2023

Any such fee to the Sub-Adviser shall be payable in arrears for each month within 10 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund.